2018 ANNUAL REPORT

_________________________________

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

415 NORTH QUAY STREET, BUILDING B1

KENNEWICK, WA 99336

To Our Shareholders,

In 2018 our sales and marketing efforts concentrated on our largest potential growth market being in North American.  These efforts through 2018 have increased our domestic sales revenue by 13.1% (+$149K).   The foreign markets for our products historically fluctuate and unfortunately were down 58.3% (-$132K) for the year in addition to our revenue from Site Support being down 69.8% (-$47K). Total sales revenues for 2018 were down 2.1% for the year, but we remain optimistic that our continuing efforts will show growth during 2019.

R&D focused on our current product offerings by continually improving the operation, manufacturability and customer requested features. Our premier Horizon product series was improved to deliver performance upgrades and ease of use to our customers through new software utilities. There were no new products released during 2018, but we will look at new technologies throughout 2019 and focus on maintaining a reputation of delivering exceptional products to the Industrial Automation market.

In 2018 the Marketing team modified their approach by shifting the primary focus from vendor partnership sponsored tradeshows such as Rockwell Automation on the Move events, to working with key vendors and integrators that have demonstrated a desire to grow their wireless communication business.  In addition to trade shows we are also attending sponsored events in markets (such as water and wastewater) that have historically relied on wireless communications for industries in the region. We believe this approach had a direct impact on the improvement in domestic sales and will continue in 2019.

We move into 2019 ready to build upon the successes of 2018.  Our continued commitment is to provide a unique blend of innovative products and excellent support to our customers.  All of us at the Company would like to thank you for your ongoing support.

Michael W. Eller

President

Cautionary Note Regarding Forward-Looking Statements

This letter contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include, among others, statements we make regarding our strategies, expectations about new and existing products, market demand, acceptance of new and existing products, technologies and opportunities, market size and growth, and return on investments in products and market. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. More details about these and other risks that may impact our business are included in our Form 10-K for the fiscal year ended December 31, 2018 and in our other SEC filings. You can locate these reports through our website at www.esteem.com. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

COMPANY PROFILE

For over 30 years, Electronic Systems Technology, Inc. (“EST”, “us”, “we”, or the “Company”) has specialized in the development and manufacturing of digital data (non-voice) radio transceivers for use in industrial wireless networking applications.  With increasing reliance on wireless communication in the modern world and global modernization of industrial control systems, the benefits gained by use of wireless technology are becoming indispensable.  EST designs and produces specialized, hardened data communications products that have the ability to operate and survive in a variety of harsh and demanding conditions.

We design, develop, manufacture and market the ESTeem® line of industrial wireless products and accessories.  These products provide innovative communication solutions for applications not served or underutilized by conventional, commercial grade communication systems.  Our product portfolio provides industrial wireless solutions for commercial, industrial, and government arenas, both domestically and internationally, and are marketed through direct sales, sales representatives, and resellers.

The Company was incorporated in the State of Washington in February 1984.  We were originally granted a United States Patent for the “Wireless Computer Modem” in May 1987, and a Canadian patent in October 1988.  We established a "doing business as" or "DBA" structure, based on the Company's registered trade name of ESTeem® Wireless Modems in 2007.  In response to customer needs and market opportunities, we continue to provide product improvements and enhancements that incorporate continuing technological developments.  New opportunities arising from changes in FCC regulations or technological developments are reviewed by management to assess marketability and profitability.

Development efforts during 2018 were focused primarily on software enhancements for the ESTeem® Horizon Series.  These next generation industrial wireless products will improve our networking capability with higher data rates, improved support features and updates to the latest wireless standards.

In an effort to maintain and expand our customer base in the industrial control marketplace, we team with major automation hardware vendors such as Rockwell Automation through their Encompass Program.  We celebrated the 27th anniversary of our Rockwell Automation relationship in 2018. Rockwell Automation has the largest market share in the United States and is a leading player in the world-wide automation and controls market. The Encompass program and similar partnering efforts provide increased exposure to markets that would not otherwise be cost effective for us.

PRODUCTS AND MARKETS

Our ESTeem® industrial wireless products provide communication links between computer networks, network enabled devices and mobile devices without cables.  The widespread use of networked computer systems in business, industry and public service and the adoption of mobile devices in all aspects of modern life has created an environment where the wireless network is no longer a convenience but a necessity.  As wireless networking proliferates through the industrial sector, the need for products such as ours will increase dramatically as they are specifically designed for the rigors encountered in an industrial environment.  These wireless networks are the backbone connectors to the Internet for cloud-based services such as the Internet of Things (“IoT”) and Industrial Internet of Things (“IIoT”).

All the ESTeem® models come with industry standard Ethernet (Internet) communication ports and legacy serial ports to provide the broadest range of connections for both new and legacy hardware.  The combined features such as AES 128 or AES 256 security encryption, self-healing repeaters, Mesh networking, long range operation and outdoor weatherproof cases make these products unique in our market space.

PRODUCT APPLICATIONS

Major applications and industries in which ESTeem® products are utilized include:

Water/Wastewater	Mining
Oil/Gas	Industrial Automation

PRODUCT LINES

We manufacture ten models of ESTeem® industrial wireless modems that operate in frequency from 150 MHz to 5.8 GHz. and three (3) models for Molex under an agreement dated June 13th, 2017.  These wireless modems are hardware devices used for sending and receiving data over a radio carrier and serve as the foundation of our industrial wireless solutions.  Each model will fit best in a specific application based upon several factors, including distance, required data rate and Federal Communication Commission (“FCC”) licensing requirements.  Each wireless network is reviewed in detail with our customer to determine the best overall solution for the application.  No single model or frequency band can solve all applications and having a diverse product selection is critical for meeting the needs of an expanding market.  A summary of our product portfolio is shown in the following table:

ESTeem Model	Type	Frequency (MHz)	RF Power (Watts)	RF Data Rate	LOS Range (Miles)	Interface
210M	Narrow Band Licensed	150 to 174	2	64.8 Kbps	15	Ethernet/RS-232
195M	Narrow Band Licensed	150 to 174	4	12.5 Kbps	15	Ethernet/RS-232/422/485
210C	Narrow Band Licensed	450 to 470	2	64.8 Kbps	15	Ethernet/RS-232
195C	Narrow Band Licensed	450 to 470	4	12.5 Kbps	15	Ethernet/RS-232/422/485
195H	Narrow Band Licensed	217 to 220	2	50 Kbps	15	Ethernet/RS-232/422/485
Horizon900	Unlicensed	900	1	72.2 Mbps	10	Ethernet/ RS-232
Horizon2.4	Unlicensed	2400	1	150 Mbps	5-7	Ethernet/ RS-232
Horizon4.9	Licensed	4900	1	72.2 Mbps	5-7	Ethernet/ RS-232
Horizon5.8	Unlicensed	5800	.250 (Dual Stream)	300 Mbps	5-7	Ethernet/ RS-232
Edge900	Unlicensed	900.25		1 Mbps	10	Ethernet/ RS-232

ADDITIONAL PRODUCTS AND SERVICES

We offer various accessories to support the above products, including antennas, power supplies and cable assemblies.  These accessories are purchased from other manufacturers and resold by us to support a system based on ESTeem® industrial wireless modems.  We provide direct services to customers, including repairs and upgrades.  We offer complete solutions, including site survey testing, system start-up, and custom engineering services.

PRODUCT DEVELOPMENT

The Company’s products compete in an environment of rapidly changing technology.  This environment results in the necessity of the Company to be continually updating and enhancing existing products, as well as developing new products in order to remain competitive.  Research and Development expenditures for new product development and improvements of existing products by the Company for 2018 and 2017 were $179,413 and $252,411.  None of the Company’s research and development expenses were paid directly by any of the

Company’s customers.  During 2018, the Company contracted and will continue to contract with companies to provide software development and hardware design engineering expertise when required.

Development efforts during 2018 were focused primarily on software enhancements for the ESTeem® Horizon Series, 195 Narrow Band and 210 Series. These enhancements were developed based on customer needs. The Company plans continued research and development expenditures for development and improvement projects, as they are deemed necessary.

MARKETING STRATEGY

Most of our 2018 sales were through non-exclusive, non-stocking distributors and resellers, with a small amount made directly to end-users.  Customers generally place orders on an "as needed basis", with shipping completed 1 to 15 working days after receipt of the order except for ongoing, scheduled projects and custom designed equipment for specific customer applications.  As of December 31, 2018, our sales order backlog was $3,780.

During 2018, the Company continued advertising in trade publications specifically targeting industrial automation systems.  There are approximately twenty major automation hardware manufacturers worldwide.  The Company has maintained active attendance at tradeshows targeted toward the customers and markets in which it sells products. During 2018, the Company employed sales managers and product support personal to concentrate marketing efforts in the United States automation markets.  During 2019, the Company intends to continue targeting industrial automation markets.  The Company maintains an internet web site to provide access to product and technical information for both present and potential customers of the Company’s products.  Due to existing reseller relationships, the Company has not implemented an electronic commerce internet website.  The Company provides technical support and service for ESTeem® products through phone support, field technicians and internet sources.  The Company believes high quality customer support is necessary and vital to differentiate ourselves in the industrial wireless modem market.  To maintain a high level of customer support the Company has in the past, and will continue in the future, to make investments and expenditures in support of its customer service programs.

MARKET INFORMATION FOR THE COMPANY’S COMMON STOCK

There is no established market for trading our common stock and it is not regularly quoted in the automated quotation system of a registered securities system or association.  Our stock is traded on the “over-the-counter” market and is listed on OTCQB tier of the OTC Markets bulletin board under the symbol of "ELST".  The following table sets forth the high and low sale prices of our common stock for the quarterly period indicated for the last two (2) fiscal years and is derived from the OTC Bulletin Board quotation service.

	Price (1)
	High	Low
2018
First Quarter	$0.70	$0.38
Second Quarter	0.50	0.38
Third Quarter	0.65	0.41
Fourth Quarter	0.65	0.36

2017
First Quarter	$0.50	$0.32
Second Quarter	1.00	0.38
Third Quarter	0.65	0.38
Fourth Quarter	0.64	0.44

The number of holders of record of our common stock as of February 4, 2019 was 342 persons/entities, with an unknown number of additional shareholders who hold shares through brokerage firms.

Our independent stock transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek Dr., Ste. 430, Denver CO 80209.

Electronic Systems Technology Inc. did not pay a dividend during 2018 for 2017. Dividends are solely at the discretion of the Board of Directors, and if made, are usually announced at the Annual Meeting.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis is provided as supplement to, and is intended to be read in conjunction with the Company’s audited financial statements and the accompanying integral notes (“Notes”) thereto.  The following statements may be forward-looking in nature and actual results may differ materially.

RESULTS OF OPERATIONS

GENERAL:  The Company specializes in the manufacturing and development of data radio products.  We offer product lines which provide innovative communication solutions for applications not served by existing conventional communication systems in markets for process automation in commercial, industrial and government arenas domestically as well as internationally.  Our products are marketed through Direct Sales, Sales Representatives, and domestic, as well as foreign, resellers and systems integrators.

FISCAL YEAR 2018 vs. FISCAL YEAR 2017

GROSS REVENUES: Total revenues for the fiscal year 2018 were $1,395,030 reflecting a decrease of 2.1% from $1,425,128 in gross revenues for fiscal year 2017.  During the year ended December 31, 2018, one customer’s sales accounted for more than 10% of the total sales revenues.  The decrease in total revenues is the result of decreased Engineering Services during 2018.  Domestic Sales for the fiscal year were $1,298,447 compared to $1,198,674 in 2017. Sales to Foreign Customers for the fiscal year were $96,583 compared to $226,454 in 2017. Product sales increased to $1,374,810 in 2018, as compared to 2017 sales of $1,358,203, reflecting an increase of 1.2%.  Management believes the increase in sales revenues is the result of increased product sales for the Company’s Domestic sales segments, specifically industrial automation.

Interest revenues during 2018 increased to $18,097 from 2017 level of $11,411 due to the increased interest rates for the certificates of deposit held by the Company.

As of December 31, 2018, the Company had sales backlog of $3,780.  The Company’s customers generally place orders on an "as needed basis".  Shipment of the Company’s products is generally completed within 1 to 15 working days after receipt of customer orders, with the exception of ongoing, scheduled projects, and custom designed equipment for specific customer applications.

COST OF SALES:  Cost of Sales, as a percentage of net sales, was 48% and 45% respectively, for 2018 and 2017.  Cost of Sales variances are the result of differences in the product mix sold and occurrences of obsolete inventory expense, as well as differences in the price discounting structure for the mix of products sold during the period.

INVENTORY:  The Company's year-end inventory values for 2018 and 2017 were as follows:

	2018	2017
Parts	$133,809	$143,452
Work in progress	243,081	201,526
Finished goods	338,105	417,539
TOTAL	$714,995	$762,517

The Company's objective is to maintain inventory levels as low as possible to provide maximum cash liquidity, while at the same time meet production and delivery requirements.

OPERATING EXPENSES: Operating expenses decreased to $853,628 in 2018, from 2017 levels of $996,888.  Material changes in expenses are comprised of the following components: Wages/Payroll Taxes/Benefits decreased by $129,019, Travel, Professional and Purchased Services decreased by $8,225 and $11,453 respectively.   Depreciation expense decreased during 2018 to $11,076 from 2017 levels of $19,939 due to the Company’s decreased capital purchases.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s revenues and expenses resulted in a net loss of $116,099 for 2018, decreased from a net loss of $447,855 for 2017.  The decrease in net loss is the result of reduced operating expenses and the impact establishing a full valuation allowance against Deferred Tax Asset in 2017.  At December 31, 2018, the Company's working capital was $1,932,803 compared with $2,037,947 at December 31, 2017. The Company’s operations rely solely on the income generated from sales.  The Company's major capital resource requirements are payment of employee salaries and benefits and maintaining inventory levels adequate for production.  Extended availability for components critical for production of the Company’s products, ranging from 12 to 30 weeks, require the Company to maintain high inventory levels.  It is management’s opinion that the Company’s working capital as of December 31, 2018 is adequate for expected resource requirements for the next twelve months.

The Company's current asset to current liability ratio at December 31, 2018 was 20.8:1 compared to 46.5:1 at December 31, 2017.  The decrease in current asset ratio is the result of the Company having increased accounts payable for year-end 2018 when compared with year-end 2017.  The Company's cash resources at December 31, 2018, including cash and cash equivalent liquid assets, were $1,223,667, compared to cash resources of $1,208,101 at year-end 2017.  The increase in cash and cash equivalent liquid assets is the result of reduction of inventory and increased accounts payable. The Company’s cash and cash equivalent assets are held in checking, money market funds and Certificates of Deposits. The Company's accounts receivable at December 31, 2018 were $57,156, compared to $98,941 at year-end 2017.  Management believes that all Company accounts receivable as of December 31, 2018 are collectible and does not have a reserve for uncollectable accounts.

The Company believes the level of risk associated with customer receipts on export sales is minimal.  Foreign shipments are made only after payment has been received or on Net 30 day credit terms to established foreign companies with which the Company has distributor relationships.  Foreign orders are generally filled as soon as they are received therefore; foreign exchange rate fluctuations do not impact the Company.

Inventory levels as of December 31, 2018, were $714,995, reflecting a decrease from December 31, 201 levels of $762,517. The decrease in inventory between December 31, 2018 and December 31, 2017, is due to decreased inventory in Finished Goods.

The Company had no capital expenditures during 2018.  The Company intends on investing in additional capital equipment as deemed necessary to support development and manufacture of current and future products.

As of December 31, 2018, the Company's current liabilities increased to $97,668, from 2017 year-end levels of $44,788.  The increase in current liabilities was impacted by an increase in accounts payable to $71,257 from $18,969 at the end of 2017.

The Company had no off-balance sheet arrangements for the year ended December 31, 2018.

Inflation had minimal adverse effect on the Company’s operations during 2018.  Minimal adverse effect is anticipated during 2019.

FORWARD LOOKING STATEMENTS: The above discussion may contain forward-looking statements that involve a number of risks and uncertainties. These factors are more fully described in the “Risk Factors” section of Item 1A of this Annual Report on Form 10-K. In addition to the factors discussed above, among other factors that could cause actual results to differ materially are the following: competitive factors such as rival wireless architectures and price pressures; availability of third party component products at reasonable prices; inventory risks due to shifts in market demand and/or price erosion of purchased components; change in product mix, rapid advances in competing technologies and risk factors that are listed in the Company’s reports filed with the Securities and Exchange Commission.

Conclusions of Management Regarding Effectiveness of Disclosure Controls and Procedures.

Under the supervision and with the participation of our Management, including the Chief Executive Officer and Principal Accounting Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as such terms are defined under Rule 13a-15(e) and Rule 15d-15(e) promulgated under the Exchange Act ) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that there was a material weakness affecting our internal control over financial reporting and, as a result of this weakness, our disclosure controls and procedures were not effective as of December 31, 2018.

Management’s Report on Internal Control over Financial Reporting.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. The Company’s internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

As of December 31, 2018, Management conducted an assessment of the effectiveness of the company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Management, under the supervision and with the participation of the Company’s Chief Executive Officer and Principal Accounting Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 and concluded that it is ineffective in assuring that the financial reports of the Company are free from material errors or misstatements. The material weakness is as follows:

We did not maintain effective controls to ensure appropriate segregation of duties as the same officer and employee was responsible for the initiating and recording of transactions, thereby creating segregation of duties weaknesses. Due to the (1) significance of segregation of duties to the preparation of reliable financial statements, (2) the significance of potential misstatement that could have resulted due to the deficient controls and (3) the absence of sufficient other mitigating controls, we determined that this control deficiency resulted in more than a remote likelihood that a material misstatement or lack of disclosure within the annual or interim financial statements will not be prevented or detected.

Management’s Remediation Initiatives

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

Management has evaluated and continues to evaluate, avenues for mitigating our internal controls weaknesses, but mitigating controls have been deemed to be impractical and prohibitively costly due to the size of our organization at the current time.  Management does not foresee implementing a cost effective method of mitigating our internal control weaknesses in the near term.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision making can be faulty and that breakdowns can occur because of simple error or mistake.  The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

FINANCIAL STATEMENTS

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	14-15

Financial Statements:	16-19

Balance Sheets	16

Statements of Operations	17

Statements of Changes in Stockholders’ Equity	18

Statements of Cash Flows	19

Notes to Financial Statements	20-27

Supplemental Schedules of Operating Expenses	28

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Electronic Systems Technology, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Electronic Systems Technology, Inc. (“the Company”) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of operating expenses for the years ended December 31, 2018 and 2017 (“the supplemental information”) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with accounting principles generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company’s auditor since 2012.

Spokane, Washington

February 15, 2019

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS BALANCE SHEETS DECEMBER 31, 2018 AND 2017
	2018	2017
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 323,667	$ 208,100
Certificates of deposit	900,000	1,000,000
Accounts receivable	57,156	98,941
Inventories	714,995	762,517
Prepaid expenses	21,353	8,040
Accrued interest receivable	13,300	5,137

Total Current Assets	2,030,471	2,082,735

PROPERTY AND EQUIPMENT – NET	20,368	31,444

TOTAL ASSETS	$ 2,050,839	$ 2,114,179

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$ 71,257	$ 18,969
Refundable deposits	10,310	3,937
Accrued wages and bonus	2,138	1,960
Accrued vacation pay	11,449	17,720
Other accrued liabilities	2,514	2,202

Total Current Liabilities	97,668	44,788
TOTAL LIABILITIES	97,668	44,788

COMMITMENTS (NOTE 8)

STOCKHOLDERS’ EQUITY
Common stock - $.001 par value 50,000,000
shares authorized, 4,985,748 and 4,986,048 shares issued
and outstanding, respectively	4,986	4,986
Additional paid-in capital	944,040	944,161
Retained earnings	1,004,145	1,120,244
TOTAL STOCKHOLDERS’ EQUITY	1,953,171	2,069,391
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$ 2,050,839	$ 2,114,179

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
	2018	2017

SALES – NET	$ 1,395,030	$ 1,425,128

COST OF SALES	675,598	643,414

GROSS PROFIT	719,432	781,714

OPERATING EXPENSES	853,628	996,888

OPERATING LOSS	(134,196)	(215,174)

OTHER INCOME
Interest income	18,097	11,411

TOTAL OTHER INCOME	18,097	11,411

NET LOSS BEFORE INCOME TAXES	(116,099)	(203,763)

FEDERAL INCOME TAX BENEFIT (PROVISION)	-	(244,092)

NET LOSS AFTER INCOME TAXES	$ (116,099)	$ (447,855)

BASIC AND DILUTED LOSS PER SHARE	$ (0.02)	$ (0.09)

OUTSTANDING BASIC AND DILUTED WEIGHTED AVERAGE SHARES	4,986,005	5,022,184

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
			Additional
	Common Stock		Paid-In	Retained
	Shares	Amount	Capital	Earnings	Total

BALANCE AT DECEMBER 31, 2016	5,060,903	$ 5,061	$ 972,609	$ 1,568,099	$ 2,545,769

Net loss	-	-	-	(447,855)	(447,855)

Stock repurchased	(74,855)	(75)	(28,448)	-	(28,523)

BALANCE AT DECEMBER 31, 2017	4,986,048	$ 4,986	$ 944,161	$ 1,120,244	$ 2,069,391

Net loss	-	-	-	(116,099)	(116,099)

Stock repurchased	(300)	-	(121)	-	(121)

BALANCE AT DECEMBER 31, 2018	4,985,748	$ 4,986	$ 944,040	$ 1,004,145	$ 1,953,171

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC. DBA ESTEEM WIRELESS MODEMS STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (116,099)	$ (447,855)
Noncash expenses included in loss:
Depreciation and amortization	11,076	19,939
Deferred income taxes	-	244,092
Decrease (increase) in operating assets:
Accounts receivable	41,785	(27,739)
Inventories	47,522	(59,370)
Prepaid expenses	(13,313)	365
Accrued interest receivable	(8,163)	1,766
Increase (decrease) in operating liabilities:
Accounts payable	52,288	3,855
Accrued wages, bonus, vacation and other accrued liabilities	(5,781)	(811)
Refundable deposits	6,373	(590)
Net Cash provided (used) by Operating Activities	15,688	(266,348)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of certificates of deposit	(900,000)	(1,000,000)
Proceeds from maturities of certificates of deposit	1,000,000	1,000,000
Net Cash provided by Investing Activities	100,000	-

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repurchase of shares	(121)	(28,523)
Net Cash used by Financing Activities	(121)	(28,523)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	115,567	(294,871)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	208,100	502,971

CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 323,667	$ 208,100

See Notes to Financial Statements.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

NOTES TO FINANCIAL STATEMENTS

1.Organization and Summary of Significant Accounting Policies

The Company was incorporated under the laws of the State of Washington on February 10, 1984, primarily to develop, produce, sell and distribute wireless modems that will allow communication between peripherals via radio frequency waves.

Effective September 13, 2007, the Company announced their establishment of a “doing business as” or dba structure, based on the Company’s registered trade name of ESTeem® Wireless Modems.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses.  Estimates used in the accompanying financial statements include the allowance for doubtful accounts receivable, inventory obsolescence, useful lives of depreciable assets, share-based compensation, and deferred income taxes.  Actual results could differ from those estimates.

Concentrations and Credit Risks

The Company places its cash with three major financial institutions.  During the period, the Company had cash balances that were in excess of federally insured limits.

The Company purchases certain key components necessary for the production of its products from a limited number of suppliers.  The components provided by the suppliers could be replaced or substituted by other products.  It is possible that if this action became necessary, an interruption of production and/or material cost expenditures could take place.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Codification (ASC) Topic 606: Revenue from Contracts with Customers. Under Topic 606, a performance obligation is a promise in a contract with a customer to transfer a distinct good or service to the customer. Our contracts with customers contain a single performance obligation, A contract's transaction price is recognized as revenue when, or as, the performance obligation is satisfied.

The Company considers the contractual consideration payable by the customer when determining the transaction price of each contract.  Revenue is recorded net of charges for certain sales incentives and discounts, and applicable state and local sales taxes, which represent components of the transaction price. Charges are estimated by us upon shipment of the product based on contractual terms, and actual charges typically do not vary materially from our estimates. Shipping estimates are determined by utilizing shipping costs provided by the various service providers websites based on number of packages, weight and destination. Shipping costs are included in the cost of goods sold as the revenue is captured in total sales

The Company receives payments from customers based on the terms established in our contracts.  When amounts are billed and collected before the services are performed, they are included in deferred revenues.  The Company does not generally sell its products with the right of return.  Therefore, returns are accounted for when they occur

1.Organization and Summary of Significant Accounting Policies - (Continued)

Revenue Recognition - (Continued)

and are accepted.  Products sold to foreign customers are shipped after payment is received in U.S. funds, unless an established distributor relationship exists, or the customer is a foreign branch of a U.S. company

Performance obligations for product sales are satisfied as of a point in time. Revenue is recognized when control of the product transfers to the customer, generally upon product shipment.   Performance obligations for site support and engineering services are satisfied over-time if the customer receives the benefits as we perform work and we have a contractual right to payment. Revenue recognized on an over-time basis is based on costs incurred to date relative to milestones and total estimated costs at completion to measure progress.

The Company warrants its products as free of manufacturing defects and provides a refund of the purchase price, repair or replacement of the product for a period of one year from the date of installation by the first user/customer.  No allowance for estimated warranty repairs or product returns has been recorded. Warranty expenses are immaterial based on the Company’s historical warranty experience.

Financial Instruments

The Company’s financial instruments are cash, money market funds, and certificates of deposit.  The recorded values of cash, money market funds and certificates of deposit approximate their fair values based on their short-term nature.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash and money market funds purchased with original maturities of three months or less.

Allowance for Uncollectible Accounts

The Company uses the allowance method to account for estimated uncollectible accounts receivable.  Accounts receivable are presented net of an allowance for doubtful accounts.  As of December 31, 2018 and 2017, the Company’s estimate of doubtful accounts was zero.  The Company’s policy for writing off past due accounts receivable is based on the amount, time past due, and response received from the subject customer.

Inventories

Inventories are stated at lower of direct cost or market.  Cost is determined on an average cost basis that approximates the first-in, first-out (FIFO) method.  Market is determined based on net realizable value and consideration is given to obsolescence.

Property and Equipment

Property and equipment is carried at cost.  Major betterments are capitalized and de minimis purchases are expensed.  Depreciation is computed using the straight-line method over the estimated useful lives of the assets.  The useful life of property and equipment for purposes of computing depreciation is three to seven years.    When the Company sells or otherwise disposes of property and equipment a gain or loss is recorded in the statement of operations. The cost of improvements that extend the life of property and equipment is capitalized.  The Company periodically reviews its long-lived assets for impairment and, upon indication that the carrying value of such assets may not be recoverable, recognizes an impairment loss by a charge against current operations.

1.Organization and Summary of Significant Accounting Policies - (Continued)

Certificates of Deposit

Certificates of deposit with original maturities ranging from one month to twelve months were $900,000 and $1,000,000 at December 31, 2018 and 2017, respectively.

Software Costs

Software purchased and used by the Company is capitalized as property and equipment based on its cost, and amortized over its useful life, usually not exceeding five years.

The Company capitalizes the costs of creating a software product to be sold, leased or otherwise marketed, for which technological feasibility has been established.  Amortization of the software product, on a product-by-product basis, begins on the date the product is available for distribution to customers and continues over the estimated revenue-producing life, not to exceed five years.

Income Taxes

The provision (benefit) for income taxes is computed on the pretax income (loss) based on the current tax law.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.  The Company evaluates positive and negative information when estimating the valuation allowance for deferred tax assets. For tax positions that meet the more likely than not recognition threshold a deferred tax asset is recognized.

Research and Development

Research and development costs are expensed as operating expenses when incurred.  Research and development expenditures for new product development and improvements of existing products by the Company for 2018 and 2017 were $179,413 and $252,411, respectively.

Advertising Costs

Costs incurred for producing and communicating advertising are expensed as operating expenses when incurred.  Advertising costs for the years ended December 31, 2018 and 2017 were $9,403 and $9,832, respectively.

Share-Based Compensation

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 718 requires all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed in the statement of operations over the service period.  See Note 7 for additional information.  In addition to the recognition of expense in the financial statements, under FASB ASC 718, any excess tax benefits received upon exercise of options will be presented as a financing activity inflow rather than an adjustment of operating activity.

1.Organization and Summary of Significant Accounting Policies - (Continued)

Fair Value Measurements

For fair value measurements, the Company maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The Company follows a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Inputs are prioritized into three levels that may be used to measure fair value:

Level 1:  Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2:  Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quote prices for similar assets or liabilities in active markets; quoted prices for identical assets in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:  Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

At December 31, 2018 and 2017 the Company has no assets or liabilities subject to fair value measurements on a recurring basis.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") No. 2014-09 Revenue Recognition, replacing guidance currently codified in Subtopic 605-10 Revenue Recognition-Overall.  The new ASU establishes a new five step principles-based framework in an effort to significantly enhance comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets.  In August 2015, the FASB issued ASU No. 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date.  ASU No. 2015-14 deferred the effective date of ASU No. 2014-09 until annual and interim reporting periods beginning after December 15, 2017.

We adopted ASU No. 2014-09 as of January 1, 2018 using the modified-retrospective transition approach.  The adoption of the update did not impact our existing method of recognizing revenue and had no impact on 2018 or previously issued financial statements.  Additional disclosures required by the update have been included in Note 9.

In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The update provides guidance on classification for cash receipts and payments related to eight specific issues. The update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years, with early adoption permitted. The adoption of this update on January 1, 2018 had minimal impact on the Company’s financial statements.

Accounting Standards Updates to Become Effective in Future Periods

In February 2016, the issued ASU No. 2016-02 Leases (Topic 842). The update modifies the classification criteria and requires lessees to recognize the assets and liabilities on the balance sheet for most leases. The update is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of implementing this update on the financial statements.

In August 2018, the FASB issued ASU No. 2018-13 Fair Value Measurement (Topic 820):  Disclosure Framework

1.Organization and Summary of Significant Accounting Policies - (Continued)

Changes to the Disclosure Requirements for Fair Value Measurement.  The update removes, modifies and makes additions to the disclosure requirements on fair value measurements.  The update is effective for fiscal years beginning after December 15, 2019, with early adoption permitted.  The Company is currently evaluating the impact of this update on our fair value measurement disclosures.

2.Inventories

Inventories consist of the following:

	2018	2017
Parts	$ 133,809	$ 143,452
Work in progress	243,081	201,526
Finished goods	338,105	417,539
	$ 714,995	$ 762,517

3.Property and Equipment

Property and equipment consist of the following:

	2018	2017
Laboratory equipment	$ 580,452	$ 580,452
Software purchased	35,028	35,028
Furniture and fixtures	16,310	16,561
Dies and molds	130,176	130,176
	761,966	762,217
Accumulated depreciation and amortization	(741,598)	(730,773)
	$ 20,368	$ 31,444

4.Provision for Income Taxes

For the year ended December 31, 2018, the Company did not have an income tax benefit nor provision because of continuing losses.   The Company recognized a deferred income tax provision for the year ended December 31, 2017 of $244,092 when it established a full valuation allowance against deferred tax assets.

The components of deferred tax assets and liabilities at December 31, were as follows:

	2018	2017
Accrued liabilities	$ 2,400	3,700
Inventories	16,400	9,600
Other	1,400	800
Federal income tax credits	66,000	66,000
Net operating loss carryforwards	175,000	160,700
Less valuation allowance	(261,200)	(240,800)
Total deferred tax assets, net	$ 0	$ 0

4.Provision for Income Taxes (Continued)

Realization of the deferred tax asset is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards and the income tax carryforwards.  Management determined that it does not believe it is more likely than not that all of the net deferred tax assets will be realized.  Therefore, a valuation allowance has been recorded for the full net deferred tax asset at December 31, 2018 and 2017.

At December 31, 2018, the Company had approximately $66,000 of research and development income tax credits available to reduce federal income taxes in future periods.  The credits expire from 2033-2036.  In addition, at December 31, 2018, the Company had approximately $835,000 of net operating loss carryforwards, $750,000 of which will expire between 2033 and 2036.   The remaining balance of $85,000 will never expire but whose utilization is limited to 80% of taxable income in any future year.

The differences between the provision (benefit) for federal income taxes and federal income taxes computed using the U.S. statutory federal income tax rate (21% for 2018 and 35% for 2017) were as follows:

	2018	2017
Amount computed using the statutory rate	$ (24,381)	$ (69,900)
Other	3,981	3,394
Research and development credits	-	(3,062)
Federal tax rate change	-	102,439
Change in valuation allowance	20,400	211,221
Provision (Benefit) for federal income taxes	$ -	$ 244,092

On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act (the “Act”) resulting in significant modifications to existing law. We have completed the accounting for the effects of the Act during the quarter ended December 31, 2017. Our financial statements for the year ended December 31, 2017 reflect certain effects of the Act which includes a reduction in the corporate tax rate from 35% to 21% as well as other changes. As a result of the changes to tax laws and tax rates under the Act, we incurred incremental income tax expense of $102,439 during the year ended December 31, 2017, which consisted primarily of the remeasurement of deferred tax assets and liabilities from 35% to 21% and application of a full valuation allowance.

Should the Company have future accrued interest expense and penalties related to uncertain income tax positions, they will recognize those expenses in income tax expense.

The Company files federal income tax returns in the United States only.  The Company is no longer subject to federal income tax examination by tax authorities for years before 2015.  The Company has evaluated all tax positions for open years and has concluded that they have no material unrecognized tax benefits or penalties.

5.Profit Sharing Salary Deferral 401-K Plan

The Company sponsors a Profit Sharing Plan and Salary Deferral 401-K Plan and Trust.  All employees over the age of twenty-one are eligible.  On January 1, 2006, the Company adopted a four percent salary matching provision.  The Company contributed $15,742 and $15,149 to the plan for the years ended December 31, 2018 and 2017 respectively.

6.Share-Based Compensation

The Company grants stock options to individual employees and directors with three years continuous tenure.  After termination of employment, stock options may be exercised within ninety days, after which they are subject to forfeiture. There were no option grants during 2018 and 2017.

6.Share-Based Compensation (continued)

In the years ended December 31, 2018 and 2017, the Company recognized $0 and $0 respectively, in share-based compensation expense.  No non-vested share-based compensation arrangements existed as of December 31, 2018 and 2017.

A summary of option activity follows:

			Weighted
		Weighted	Average
		Average	Remaining
		Exercise	Contractual
	Number	Price Per	Term
	Outstanding	Option	(Years)
Balance at December 31, 2016	220,000	0.40	2.8
Granted	-0-	-0-
Expired/Forfeited	(70,000)	0.38
Balance at December 31, 2017	150,000	0.40	2.6
Granted	-0-	-0-
Expired/Forfeited	(30,000)	0.40
Balance at December 31, 2018	120,000	0.40	1.6
Outstanding and Exercisable at December 31, 2018	120,000	$ 0.40	1.6

The aggregate intrinsic value of the options outstanding and exercisable at December 31, 2018, was $0.

7.Earnings Per Share

The following table represents the calculation of net earnings per common share – basic and diluted:

	2018	2017

Net income (loss)	$ (447,855)	$ (140,696)
Basic earnings per share:
Weighted average shares outstanding	5,022,184	5,158,667

Diluted earnings per share:
Weighted average shares outstanding	5,022,184	5,090,487
Incremental shares from assumed
conversion of stock options	0	0
Weighted average shares outstanding	5,022,184	5,090,487

Net earnings (loss) per common share-basic	$ (0.09)	$ (0.03)
Net earnings (loss) per common share-
diluted	$ (0.09)	$ (0.03)

8.Leases

The Company leases its facilities from a port authority for three years, expiring in September 2020, with annual increases based upon the Consumer Price Index.  The lease expense for the years ended December 31, 2018 and 2017 was $65,633 and $65,341 respectively.  The lease expense commitment through the year ended December 31, 2020 is expected to be approximately $66,800 per year.

9.Revenue

The Company product revenue includes industrial wireless products and accessories such as antennas, power supplies and cable assemblies. The Company also provides direct site support and engineering services to customers, such as repair and upgrade of its products.    During the years ended December 31, 2018 and 2017, the Company’s revenue from products sales was $1,374,810 and $1,358,203, respectively.    Revenue from site support and engineering services was $20,220 and 66,925 respectively, over the same periods.

The Company’s customers, to which trade credit terms are extended, consist of United States and local governments and foreign and domestic companies.  Domestic sales for the fiscal year were $1,298,447 compared to $1,198,674 in 2017.  Sales to foreign customers for the fiscal year were $96,583 compared to $226,454 in 2017.

During 2018, sales to one customer represented more than 10% of total revenue. Sales to this domestic customer totaled $260,944 and were for products only.  No such customer had sale greater than 10% of total revenue in 2017.

As of December 31, 2018 and 2017, the Company had a sales order backlog of $3,780 and $6,677, respectively.

10.Stock Repurchase

On January 13, 2016, the Company’s Board of Directors approved a resolution authorizing the repurchase of up to $100,000 of the Company’s common stock at the price of $0.38 per share. The Company’s share repurchase program does not obligate it to acquire any specific number of shares. On March 2, 2016, the Company’s Board of Director approved a resolution authorizing the repurchase of an additional $150,000 of the Company’s common stock at the price of $0.38 per share. Under the program (the “Stock Repurchase Plan”), shares may be repurchased in open market transactions, complying with Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Shares repurchased are retired. As of December 30, 2018, $184,291 remains of $250,000 approved by the board. The Company repurchased 97,764, 74,855 and 300 shares in 2016, 2017 and 2018 respectively, bringing the total number of shares repurchased to 172,919. On January 15, 2019 an additional 39,246 shares were repurchased

The following table shows the Company’s activity and related information for the year ended December 31, 2018:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans or programs	Maximum number of shares that may yet be purchased under the plans or programs
January 1, 2016-December 31, 2016	97,764	$0.38	97,764	560,130
January 1, 2017-December 31, 2017	74,855	$0.38	172,619	485,275
January 1, 2018-December 31, 2018	300	$0.38	172,919	484,975
Total	172,919	$0.38	172,919	484,975

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

DBA ESTEEM WIRELESS MODEMS

SUPPLEMENTAL SCHEDULE OF OPERATING EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017

Advertising	$ 9,403	$ 9,832
Dues and subscriptions	3,275	3,850
Depreciation	11,076	19,939
Insurance	11,538	12,526
Materials and supplies	8,898	9,583
Office and administration	7,813	8,623
Printing	2,897	1,194
Professional services	134,485	146,051
Rent and utilities	73,528	73,805
Repair and maintenance	1,281	1,676
Salaries and benefits	585,761	694,467
Taxes, licenses & health insurance	160,532	180,473
Telephone	8,309	9,158
Trade shows	22,820	29,306
Travel expenses	29,495	37,720

	1,071,111	1,238,203

Expenses allocated to cost of sales	(217,483)	(241,315)

Total Operating Expenses	$ 853,628	$ 996,888

CORPORATE DIRECTORY

DIRECTORSINDEPENDENT AUDITORS

Michael W. EllerDeCoria, Maichel & Teague, P.S.

President7307 N. Division, Ste. 222

Spokane, Washington 99208

Electronic Systems Technology, Inc.

TRANSFER AGENT

Tommy L. KirchnerCorporate Stock Transfer, Inc.

Past President3200 Cherry Creek Dr. South, Suite 4300

Denver CO  80209

Electronic Systems Technology Inc.(303) 282-4800

Vern D. KornelsenThe Transfer Agent should be contacted for questions

General Partnerregarding changes in address, name, or ownership, lost

EDCO LLLPcertificates, and consolidation of account.  When

corresponding with the Transfer Agent, shareholders

should state the exact name(s) in which the stock is

Thomas J. Schaeferregistered and certificate number of the certificate(s).

President

Phoenix Digital CorporationFORM 10-K

Donald SieckeA copy of the Company’s Form 10-K, as filed with the

Limited PartnerSecurities and Exchange Commission, is available

EDCO LLLPupon request.

EXECUTIVE OFFICERSCORPORATE AND INVESTOR INFORMATION

Michael W. EllerPlease direct inquiries to:

PresidentInvestor Relations Departmen

Chief Executive OfficerElectronic Systems Technology, Inc.

Principal Accounting Officer415 N. Quay Street, Bldg. B1

Kennewick, Washington 99336

Vern D. Kornelsen

SecretaryANNUAL MEETING

The annual meeting of stockholders of Electronic Systems

Technology, Inc. will be held at 9:00 a.m. on

June 7, 2019 at:

Electronic Systems Technology Inc.

415 N. Quay St., Bldg. B1

Kennewick, Washington  99336

All stockholders are encouraged to attend.